Exhibit 99.3

EVOGENE LTD.

PROXY FOR THE 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS
 TO BE HELD ON JULY 24, 2018
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Sassi Masliah and Amitai Bartov, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Evogene Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on June 19, 2018 at the 2018 Annual General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel, on Tuesday, July 24, 2018 at 3:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Notice of 2018 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any proposal (other than Proposals 2, 3 and 4), this proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is made with respect to Proposals 2, 3 and 4, the undersigned will be deemed to have not participated in the voting on such proposal.

IMPORTANT NOTE: The vote under this proxy will not be counted towards the majority required for the approval of Proposals 2, 3 and 4 unless the undersigned either (i) confirms that he, she or it is not a controlling shareholder and does not have a conflict in the approval of Proposals 2, 3 and 4 by completing the box for Item 2A, 3A and 4A on the reverse side, or (ii) contacts the Company, in accordance with instructions in the proxy statement for the Meeting, to vote on Proposals 2, 3 and 4 via a separate proxy card which is designed for a shareholder who is a controlling shareholder or has such a conflict.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

EVOGENE LTD.

July 24, 2018

Please date, sign and mail
your proxy card in the
envelope provided as soon
 as possible.

↓Please detach along perforated line and mail in envelope.↓
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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS LISTED BELOW. PLEASE SEE THE INSTRUCTIONS BELOW REGARDING ITEMS
2A, 3A AND 4A, RELATING TO PROPOSALS 2, 3 AND 4 RESPECTIVELY.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

			FOR	AGAINST	ABSTAIN

Important Instructions for Item 2A, 3A and 4A relating to Proposals 2, 3 and 4 respectively:

PLEASE BE CERTAIN TO FILL IN THE BOX FOR ITEM 2A, 3A AND 4A OPPOSITE TO CONFIRM THAT YOU DO NOT HAVE A CONFLICT IN THE APPROVAL OF PROPOSALS 2, 3 AND 4.

Under the Companies Law, you cannot be counted towards the majority required for Proposals 2, 3 and 4 unless you provide either (i) the foregoing important confirmation or (ii) a confirmation that you are a controlling shareholder or actually do have a conflict in the approval of Proposals 2, 3 and 4, as described below.

If you are a controlling shareholder or have a conflict in the approval of Proposals 2, 3 and 4, you may vote on that proposal by contacting the Company’s Corporate Secretary (telephone: +972-8-9311971 or fax: +972-8-9466724), who will provide you with a proxy card that is designed for you (and in that case, you should not vote under this proxy card with respect to Proposals 2, 3 and 4, and should not fill in the box for Item 2A, 3A and 4A).

If you hold your shares via a broker or other nominee, please contact him, her or it, who should contact the Company as described above.
1.
Re-election of each of (a) Ms. Sarit Firon, (b) Mr. Martin S. Gerstel, (c) Mr. Ziv Kop, (d) Dr. Adina Makover, and (e) Mr. Leon Y. Recanati to serve as a director of the Company to hold office until the close of the next annual general meeting:

		(a) Ms. Sarit Firon	☐	☐	☐
		(b) Mr. Martin S. Gerstel	☐	☐	☐
		(c) Mr. Ziv Kop	☐	☐	☐
		(d) Dr. Adina Makover	☐	☐	☐
		(e) Mr. Leon Y. Recanati	☐	☐	☐
	2.	To approve an amendment to the compensation policy for the directors and other office holders of our Company.	☐	☐	☐
2A.
The undersigned hereby confirms that he, she or it is not a “controlling shareholder” (under the Israeli Companies Law, as described in the Proxy Statement for the Meeting) and does not have a conflict (referred to as a “personal interest” under the Israeli Companies Law, as described in the Proxy Statement for the Meeting) in the approval of Proposal 2.
☐
3.
Approval of the objectives related to, and target amount and potential payment in 2019 of, a cash bonus to the Company’s President & Chief Executive Officer, Mr. Ofer Haviv, subject to his achievement during 2018 of those objectives, in accordance with the Company’s 2018 annual bonus plan as determined by our Board of Directors (based on the recommendation of the compensation and nominating committee thereof).
			☐	☐	☐
3A.
The undersigned hereby confirms that he, she or it is not a “controlling shareholder” (under the Israeli Companies Law, as described in the Proxy Statement for the Meeting) and does not have a conflict (referred to as a “personal interest” under the Israeli Companies Law, as described in the Proxy Statement for the Meeting) in the approval of Proposal 3.
☐
4.
Approval of grant of options to purchase 225,000 ordinary shares to Mr. Ofer Haviv, our President and Chief Executive Officer, at an exercise price of NIS 18.71 per ordinary share (or US$5.22, based on the NIS/US$ exchange rate as of June 13, 2018, the last day prior to the date hereof).
			☐	☐	☐
	4A.	The undersigned hereby confirms that he, she or it is not a “controlling shareholder” (under the Israeli Companies Law, as described in the Proxy Statement for the Meeting) and does not have a conflict (referred to as a “personal interest” under the Israeli Companies Law, as described in the Proxy Statement for the Meeting) in the approval of Proposal 4.	☐
	5.	Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2018 and until the Company’s next annual general meeting of shareholders, and the authorization of the Company’s Board of Directors or the audit committee thereof to fix such accounting firm’s annual compensation	☐	☐	☐

To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
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Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.